# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kestra Medical Technologies, Ltd., CIK 0001877184
CUSIP: G52441105
Title of class of securities: Common Shares, par value $1.00 per share
Address of issuer's principal executive offices: 3933 LAKE WASHINGTON BLVD NE, SUITE 200, KIRKLAND, Washington (WA), 98033
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001873032

## Reporting persons
- Endeavour Medtech Growth II LP: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 2,448,942; sole dispositive power 0; shared dispositive power 2,448,942; aggregate amount beneficially owned 2,448,942 (4.2% of the class)
  Comment: The percent of class is calculated based upon 58,349,053 Common Shares outstanding as of December 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed on December 11, 2025, with the Securities and Exchange Commission (the "Form 10-Q").
- Endeavour Medtech Growth II Parallel LP: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 2,448,942; sole dispositive power 0; shared dispositive power 2,448,942; aggregate amount beneficially owned 2,448,942 (4.2% of the class)
  Comment: The percent of class is calculated based upon 58,349,053 Common Shares outstanding as of December 5, 2025, as reported in the Form 10-Q.
- Endeavour Medtech II GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 2,448,942; sole dispositive power 0; shared dispositive power 2,448,942; aggregate amount beneficially owned 2,448,942 (4.2% of the class)
  Comment: The percent of class is calculated based upon 58,349,053 Common Shares outstanding as of December 5, 2025, as reported in the Form 10-Q.

## Item 1. Issuer
Name of issuer: Kestra Medical Technologies, Ltd.
Address of issuer's principal executive offices: 3933 Lake Washington BLVD NE, Suite 200, Kirkland, WA 98003

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Endeavour Medtech Growth II LP
(ii) Endeavour Medtech Growth II Parallel LP
(iii) Endeavour Medtech II GP Limited
Address of principal business office or, if none, residence: The address and principal business address of each of the Reporting Persons is P.O. Box 656, East Wing Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3PP.
Citizenship: Endeavour Medtech Growth II LP is a Guernsey limited partnership. Endeavour Medtech Growth II Parallel LP is a Guernsey limited partnership. Endeavour Medtech II GP Limited is a Guernsey company limited by shares.

## Item 4. Ownership
Amount beneficially owned: 2,405,643 Common Shares are held of record by Endeavour Medtech Growth II LP and 43,299 Common Shares are held of record by Endeavour Medtech Growth II Parallel LP. Endeavour Medtech II GP Limited is the general partner of Endeavour Medtech Growth II LP and Endeavour Medtech Growth II Parallel LP. As a result of foregoing, and the relationships described in Item 2(a) of this Schedule 13G, the Reporting Persons may be deemed to share ownership over the reported 2,448,942 Common Shares, but the filing of this Statement shall not be deemed an admission of such beneficial ownership by any of the Reporting Persons for purposes of Section 13(d) or Section 13(g) or for any other purpose.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of May 15, 2025, by and among the Reporting persons and filed with the SEC as Exhibit A to the Schedule 13G filed on such date, is hereby incorporated by reference.

## Signatures
- Endeavour Medtech Growth II LP: /s/ Nick Barton, Nick Barton / Director of Endeavour Medtech II GP Limited, its General Partner (02/17/2026)
- Endeavour Medtech Growth II Parallel LP: /s/ Nick Barton, Nick Barton / Director of Endeavour Medtech II GP Limited, its General Partner (02/17/2026)
- Endeavour Medtech II GP Limited: /s/ Nick Barton, Nick Barton / Director (02/17/2026)